SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 5)

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CALLWAVE, INC.

(Name of Subject Company and Name of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

13126N

(CUSIP Number of Class of Securities)

Mr. Jeffrey M. Cavins

President and Chief Executive Officer

CallWave, Inc.

136 West Canon Perdido, Suite C

Santa Barbara, California 93101

(805) 690-4100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:

Michael E. Pfau, Esq.

Reicker, Pfau, Pyle & McRoy LLP

1421 State Street, Suite B

Santa Barbara, CA 93101

(805) 966-2440

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,176,183	$679.43

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 10, 587,986 shares of common stock, par value $0.0001 per share, at the tender offer price of $1.15 per share in cash.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐.

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an issuer tender offer by CallWave, Inc., a Delaware corporation (“CallWave” or the “Company”), to purchase shares of its common stock, par value $0.0001 per share. CallWave is offering to purchase these shares for $1.15 per share, net to the seller in cash, without interest. CallWave’s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2009, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the section captioned “Summary” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The issuer of the securities to which this Schedule TO relates is CallWave, Inc., a Delaware corporation. The address and telephone number of CallWave’s principal executive office is:

136 West Canon Perdido Street, Suite C

Santa Barbara, CA 93101

(805) 690-4100

(b) Securities. This Schedule TO relates to CallWave’s offer to purchase shares of its common stock, par value $0.0001 per share (the “Shares”), 21,175,971 of which shares were issued and outstanding as of April 23, 2009, for a price of $1.15 per share.

(c) Trading Market and Price. The information in the Offer to Purchase under the captions “Summary” and “The Offer — 6. Price Range of Shares; Dividends,” beginning on page 68, is incorporated herein by reference.

(d) Dividends. CallWave has never paid dividends with regard to its common stock, and has no plans to do so in the future. There are no current restrictions preventing CallWave from declaring dividends now or in the future.

(e) Prior Public Offerings. CallWave has not made any underwritten public offerings of its common stock during the past three years.

(f) Prior Stock Purchases. CallWave has not purchased any of its common stock during the past two years.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. CallWave is the only filing person. The information: (i) under Item 2(a) above; and (ii) in Schedule I to the Offer to Purchase regarding directors and executive officers of the Company, is incorporated herein by reference.

(b) Business and Background of Filing Person. CallWave is a Delaware corporation that was incorporated in California in August 1998, reincorporated in Delaware in April 2004, and went public on September 30, 2004. Historically, CallWave has been an Internet telephony company bridging the gap between the mobile telephone, desktop computer and traditional fax line. The primary revenue sources were from dial-up subscribers who used our services to screen, transfer and store messages on their landline and mobile phones and virtual fax users who were looking for a cheaper alternative to premises-based fax machines. However, as these subscribers have migrated to broadband and VOIP services over the last few years, we have seen a consistent decline in our revenue. Over the last twenty months we have been using the net cash flow from our legacy business to invest in the growing unified communications space. Our new web collaboration and messaging platform is called FUZE.

FUZE is a browser-based solution that leverages our telephony foundation and enables enterprise-class, cross-platform collaboration, presence, real-time messaging and conferencing with unique features including high-resolution visuals, high-definition audio and synchronized video and imagery between browsers anywhere in the world. FUZE works with desktops, laptops and most smart phones. The target customers for FUZE are enterprises, small- and medium-enterprises (SMEs) as well as mobile professionals.

CallWave has not been convicted in any criminal proceeding during the last five years. CallWave has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws.

(c) Business and Background of Natural Persons. The information in Schedule I to the Offer to Purchase regarding directors, executive officers, and controlling persons of CallWave is incorporated herein by reference.

None of the executive officers or directors of CallWave have been convicted in any criminal proceeding during the last five years, or been a party to any judicial or administrative proceeding during the last five years that resulted in a judgement, decree or final order enjoining it from future violations, or prohibiting activities subject to, federal or state securities laws.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary,” beginning on page 1, “Special Factors — 8. Federal Income Tax Consequences,” beginning on page 58, “The Offer — 1. Price,” beginning on page 62, “The Offer — 2. Procedures for Tendering Shares,” beginning on page 62, “The Offer — 3. Withdrawal Rights,” beginning on page 66, “The Offer — 4. Purchase of Shares and Payment of Purchase Price,” beginning on page 66, “The Offer — 5. Conditions of the Offer,” beginning on page 67, and “The Offer — 11. Extension of the Offer; Termination; Amendment,” beginning on page 78.

(b) Purchases. The information in the Offer to Purchase under the caption “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” beginning on page 55 is incorporated by reference.

(c) Different Terms. There are no terms or arrangements treating any CallWave security holders, as such, differently from another.

(d) Appraisal Rights. Appraisal rights are not available.

(e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of CallWave.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. Not Applicable.

(b) Significant Corporate Events. During the past two years, there have been no negotiations, transactions or material contacts among CallWave, its executive officers, its directors, and their affiliates concerning any merger, consolidation, acquisition, tender offer, election of CallWave directors, or sale or other transfer of material assets.

(c) Negotiations or Contacts. During the past two years, there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this Item 5 among CallWave, its executive officers, its directors, and their affiliates.

(d) Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information in the Offer to Purchase under the captions “Special Factors — 5. Our Plans After the Offer,” beginning on page 35, and “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” beginning on page 55, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information in the Offer to Purchase under the caption “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10, is incorporated herein by reference.

(b) Use of Securities Acquired. The information in the Offer to Purchase under the caption “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10, is incorporated herein by reference.

(c) Plans.

(1) The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10, “Special Factors — 2. Background of the Offer” beginning on page 12, and “Special Factors — 5. Our Plans After the Offer” beginning on page 35.

(2) Not applicable. There are no plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(3) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary,” beginning on page 1, “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10, “Special Factors — 5. Our Plans After the Offer,” beginning on page 35, “Special Factors — 6. Effects of the Offer,” beginning on page 52, and “The Offer-13. The Reverse and Forward Stock Splits,” beginning on page 80. There are no plans, proposals or negotiations that relate to or would result in any material change in the present dividend rate or policy, or indebtedness of the Company.

(4), (5) The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary” beginning on page 1, “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10, “Special Factors — 5. Our Plans After the Offer,” beginning on page 35, “Special Factors — 6. Effects of the Offer,” beginning on page 35 and “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” beginning on page 55.

(6), (7), (8) The information in the Offer to Purchase under the caption “The Offer -9. Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act,” beginning on page 77, is incorporated herein by reference.

ITEM 7.	THE SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption “The Offer — 7. Source and Amount of Funds,” beginning on page 68, is incorporated herein by reference.

(b) Conditions. There are no conditions to the availability of the funds discussed in response to paragraph (a) of this Item 7. There are no alternative financing arrangements or alternative financing plans.

(c) Expenses. The information set forth in the Offer to Purchase under the caption “The Offer — 12. Fees and Expenses” beginning on page 79, is incorporated herein by reference.

(d) Borrowed Funds. No part of the funds required for the Offer to Purchase is expected to be borrowed.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information in Schedule I to the Offer to Purchase regarding the beneficial ownership of CallWave’s directors and executive officers beginning on page 82, is incorporated herein by reference.

(b) Securities Transactions. The information in the Offer to Purchase under the caption “Special Factors — 7. Interests of Directors, Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” beginning on page 55, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption “The Offer — 12. Fees and Expenses,” beginning on page 79, is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the caption “The Offer — 12. Fees and Expenses,” beginning on page 79, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.

(1) CallWave’s audited financial statements for the fiscal years ended June 30, 2007 and 2008 are incorporated herein by reference to Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

(2) The unaudited financial statements for the Company included in Part I, Item I of the Corporation’s Form 10-Q for the quarter ended March 31, 2009, are incorporated herein by reference.

(3) Ratio of Earnings to Fixed Charges. Not applicable. The Company has no fixed charges as that term is defined for the purposes of this disclosure.

(4) Book Value. The information in the Offer to Purchase under the caption “The Offer — 8. Information About Us and the Shares,” beginning on page 69, is incorporated herein by reference.

(b) Pro Forma Information.

(1) Pro Forma Balance Sheet at March 31, 2009. The information in the Offer to Purchase under the caption “The Offer — 8. Information About Us and the Shares,” beginning on page 69, is incorporated herein by reference.

(2) Pro Forma Statement of Income and Earnings Per Share for the Nine Months Ended March 31, 2009. The information in the Offer to Purchase under the caption “The Offer — 8. Information About Us and the Shares,” beginning on page 69, is incorporated herein by reference.

(3) Pro Forma Book Value Per Share at March 31, 2009. The information in the Offer to Purchase under the caption “The Offer — 8. Information About Us and the Shares,” beginning on page 69, is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information in the Offer to Purchase under the caption “Special Factors — 7. Interests of Directors, Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” beginning on page 55, is incorporated herein by reference.

(b) Other Material Information. The information in the Offer to Purchase and the Letter of Transmittal, each of which is attached hereto as exhibits, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Purchase, dated May 5, 2009.*

(a)(2)	Letter of Transmittal.†

(a)(3)	Notice of Guaranteed Delivery.†

(a)(4)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(5)(i)	Amendment No. 2 to Annual Report on Form 10-K/A, as filed with the Commission on May 8, 2009 (incorporated herein by reference).(1)

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.†

(a)(7)	Letter to Stockholders of the Company, dated May 5, 2009, from Jeffrey M. Cavins, President and Chief Executive Officer.†

(a)(8)	Text of Press Release issued by the Company, dated May 5, 2009.†

(a)(9)	Press Release dated May 13, 2009.(3)

(a)(10)	Notice of Meeting and Preliminary Proxy Statement including all appendices attached thereto (incorporated herein by reference to CallWave’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on May 15, 2009.(4)

(a)(11)	Current Report on Form 8-K, as filed with the Commission on May 21, 2009 (incorporated herein by reference).(5)

(b)	Not Applicable.

(c)(1)	Opinion of Seven Hills Partners LLC, dated April 27, 2009.†

(c)(2)	Presentation to the Independent Committee by Seven Hills Partners LLC, dated April 27, 2009.†

(c)(3)	Presentation to the Independent Committee by Seven Hills Partners LLC, dated March 22, 2009.*

(c)(4)	Presentation to the Independent Committee by Seven Hills Partners LLC, dated March 2009 (presented on March 22, 2009).*

(d)	Form of Standstill and Voting Agreement, dated , 2009, by and between CallWave, Inc. and Peter V. Sperling.†

(e), (f), (g), (h)	Not Applicable.

†	Previously filed
*	Filed herewith
(1)	Filed on Current Report on Form 8-K, as filed with the Commission on May 5, 2009 (incorporated herein by reference).
(2)	Filed on Amendment No. 1 on Schedule TO-I, as filed with the Commission on May 8, 2009 (incorporated herein by reference).
(3)	Filed on Amendment No. 2 on Schedule TO-I, as filed with the Commission on May 13, 2009 (incorporated herein by reference).
(4)	Filed on Amendment No. 3 on Schedule TO-I, as filed with the Commission on May 15, 2009 (incorporated herein by reference).
(5)	Filed on Amendment No. 4 on Schedule TO-I, as filed with the Commission on May 21, 2009 (incorporated herein by reference).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information contained in the Offer to Purchase under the caption “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10, is incorporated herein by reference.

(b) Alternatives. The information contained in the Offer to Purchase under the captions “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10, and “Special Factors — 2. Background of the Offer,” beginning on page 10, is incorporated herein by reference.

(c) Reasons. The information contained in the Offer to Purchase under the captions “Special Factors —1 Purposes of and Reasons for the Offer,” beginning on page 10, and “Special Factors — 2. Background of the Offer,” beginning on page 10, is incorporated herein by reference.

(d) Effects. The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Special Factors — 6. Effects of the Offer,” beginning on page 52, “Special Factors — 8. Federal Income Tax Consequences,” beginning on page 53, “The Offer - 8. Information About Us and the Shares,” beginning on page 69, and “The Offer — 9. Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act,” beginning on page 77.

Schedule 13e-3, Item 8. Fairness of Transaction.

(a) Fairness. The information in the Offer to Purchase under the caption “Special Factors — 3. Fairness of the Offer,” beginning on page 22, is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information in the Offer to Purchase under the captions “Special Factors — 3. Fairness of the Offer,” beginning on page 22, and “Special Factors — 4. Fairness Opinion of Financial Advisors,” beginning on page 29, is incorporated herein by reference.

(c) Approval of Security Holders. The information in the Offer to Purchase under the caption “Special Factors — 3. Fairness of the Offer,” beginning on page 22, is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the Offer to Purchase or Exchange under the captions “Special Factors — 2. Background of the Offer,” beginning on page 12, is incorporated herein by reference.

(e) Approval of Directors. The information contained in the Offer to Purchase under the captions “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10, “Special Factors — 2. Background of the Offer,” beginning on page 12, and “Special Factors — 3. Fairness of the Offer,” beginning on page 22, is incorporated herein by reference.

(f) Other Offers. During the past two years, there have been no firm offers by any unaffiliated person for (i) the merger or consolidation of CallWave with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of CallWave, or (iii) a purchase of CallWave securities that would enable the holder to exercise control of CallWave.

Schedule 13e-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the captions “Special Factors — 2. Background of the Offer,” beginning on page 12, and “Special Factors — 4. Fairness Opinion of Financial Advisors,” beginning on page 29, are incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the following captions is incorporated by reference: “Special Factors — 2. Background of the Offer,” beginning on page 12, “Special Factors — 3. Fairness of the Offer,” beginning on page 22, and “Special Factors — 4. Fairness Opinion of Financial Advisors,” beginning on page 29.

(c) Availability of Documents. The Opinion of Seven Hills Partners LLC referred to in Schedule 13e-3, Item 9(a) has been included as Exhibit (c)(1) to the document. The Presentation to the Independent Committee by Seven Hills Partners LLC referred to in Schedule 13e-3, Item 9 has been included as Exhibit (c)(2) to this document.

These documents will be made available for inspection and copying at the principal executive offices of CallWave during its regular business hours by any interested stockholder, or representative of a stockholder designated as such, in writing. CallWave will also provide copy of these documents to any interested stockholder or their representative who has been so designated in writing upon written request and at the expense of the requesting stockholder.

Schedule 13e-3, Item 12. The Solicitation or Recommendation.

(a) Intent to Tender or Vote in a Going-Private Transaction. The information in the Offer to Purchase under the caption “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” beginning on page 55, is incorporated herein by reference.

(b) Recommendations of Others. The information in the Offer to Purchase under “Special Factors — 2. Background of the Offer,” beginning on page 12, is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2009

CALLWAVE, INC., a Delaware corporation
By:	/S/ JEFFREY M. CAVINS
Jeffrey M. Cavins
Its President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated May 5, 2009.†

(a)(2)	Letter of Transmittal.†

(a)(3)	Notice of Guaranteed Delivery.†

(a)(4)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(5)(i)	Amendment No. 2 to Annual Report on Form 10-K/A, as filed with the Commission on May 8, 2009 (incorporated herein by reference).(1)

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.†

(a)(7)	Letter to Stockholders of the Company, dated May 5, 2009, from Jeffrey M. Cavins, President and Chief Executive Officer.†

(a)(8)	Text of Press Release issued by the Company, dated May 5, 2009.†

(a)(9)	Press Release dated May 13, 2009.(3)

(a)(10)	Notice of Meeting and Preliminary Proxy Statement including all appendices attached thereto (incorporated herein by reference to CallWave’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on May 15, 2009.(4)

(a)(11)	Current Report on Form 8-K, as filed with the Commission on May 21, 2009 (incorporated herein by reference).(5)

(b)	Not Applicable.

(c)(1)	Opinion of Seven Hills Partners LLC, dated April 27, 2009.†

(c)(2)	Presentation to the Independent Committee by Seven Hills Partners LLC, dated April 27, 2009.†

(c)(3)	Presentation to the Independent Committee by Seven Hills Partners LLC, dated March 22, 2009.*

(c)(4)	Presentation to the Independent Committee by Seven Hills Partners LLC, dated March 2009 (presented on March 22, 2009).*

(d)	Form of Standstill and Voting Agreement, dated , 2009, by and between CallWave, Inc. and Peter V. Sperling.†

(e),(f),(g),(h)	Not Applicable.

†	Previously filed
*	Filed herewith
(1)	Filed on Current Report on Form 8-K, as filed with the Commission on May 5, 2009 (incorporated herein by reference).
(2)	Filed on Amendment No. 1 on Schedule TO-I, as filed with the Commission on May 8, 2009 (incorporated herein by reference).
(3)	Filed on Amendment No. 2 on Schedule TO-I, as filed with the Commission on May 13, 2009 (incorporated herein by reference).
(4)	Filed on Amendment No. 3 on Schedule TO-I, as filed with the Commission on May 15, 2009 (incorporated herein by reference).
(5)	Filed on Amendment No. 4 on Schedule TO-I, as filed with the Commission on May 21, 2009 (incorporated herein by reference).